Exhibit 99.7

Plum Voice Joins NICE inContact DEVone Program to Provide
Advanced IVR Technology to Contact Centers via CXexchange Marketplace

Plum Voice extends CXone’s IVR with additional analytics and call-path visualization for CXone Users

Salt Lake City – November 16, 2017 – NICE inContact (Nasdaq:NICE) today announced that Plum Voice has joined the DEVone developer program and provides cloud integrated voice response (IVR)-extended capabilities on CXexchange, the most extensive technology ecosystem currently available in the customer experience market. Products available on CXexchange marketplace are designed to integrate with NICE inContact CXone™, the world’s No. 1 cloud customer experience platform.

NICE inContact CXone empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to ever-changing consumer expectations. To meet the needs of organizations of all sizes, CXone combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence—all on an Open Cloud Foundation.

Plum Voice’s gives CXone users additional access to analytics and call-path visualization from IVR interactions. Users can see how callers use IVR applications at a glance and use that information to drive improvements that result in better customer experiences, higher call containment, and lower customer service costs.

NICE inContact customers will benefit from Plum Voice’s cloud IVR platform for automating customer interactions by enabling:
•	Efficient customer self-service that delivers high IVR automation rates
•	Secure voice transactions on a PCI-DSS, HIPAA, and SOC2-compliant cloud platform
•	Accelerated application deployment on CXone with pre-built application templates

Plum’s IVR platforms and analytics enable great caller experiences that reduce customer effort and frustration. Actionable data from Plum’s VoiceTrends analytics make it easy to track the customer journey and update IVR applications so they produce automation rates as high as 80 percent, for many call types.

“Plum Voice is excited for this partnership with NICE and inContact and being part of CXexchange,” said Andrew Kuan, Plum Voice’s CEO. “Our technology helps businesses automate their most frequent customer interactions over the phone, which then frees agents to provide more high-touch customer service, and is now integrated with CXone.”

DEVone offers partners broad tools and resources to enable them to create new applications on CXone, including extensive documentation and support, and access to an online developer community. Companies interested in how Plum Voice’s application works with CXone can visit CXexchange to learn more about the application and read reviews. CXexchange is a centralized, state-of-the-art marketplace for developers to market and sell their CXone-based applications.

“Cloud applications can make it easier to oversee all the different customer service channels managed in the contact center,” said Paul Jarman, CEO of NICE inContact. “Offering Plum Voice’s application on CXone provides NICE inContact users with extended views of IVR interactions. We welcome Plum Voice as part of the CXexchange marketplace.”

About NICE inContact
NICE inContact is the cloud contact center software leader, with the world’s No. 1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is the industry’s largest partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone.

NICE inContact is recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, and is part of NICE, the leading provider of cloud and on-premises enterprise software, serving customers in more than 25,000 organizations and 150 countries, including over 85 of the Fortune 100 companies. www.niceincontact.com

NICE inContact Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@incontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.